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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                 (Rule 13d-101)

                                  PH Group Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   693318107
                                 --------------
                                 (CUSIP Number)


                             Royal Precision, Inc.
                       15170 North Hayden Road - Suite 1
                           Scottsdale, Arizona 85260
                                 (480) 627-0200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 27, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 693318107                                            Page 2 of 4 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Royal Precision, Inc.     06-1453896
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable.
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0 (See Item 5)
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0 (See Item 5)
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0 (See Item 5)
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0 (See Item 5)
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0% (See Item 5)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 693318107                                            Page 3 of 4 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D (this "Statement") relates to the common stock, no par value (the "Common Stock"), of PH Group Inc., an Ohio corporation (the "Issuer"), whose principal executive offices are located at 2241 CityGate Drive, Columbus, Ohio 43219.

     Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Royal Precision, Inc. that it is or was the beneficial owner of any of the Common Stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed by Royal Precision, Inc., a Delaware corporation ("Royal Precision") whose principal place of business is located at 15170 North Hayden Road - Suite 1, Scottsdale, Arizona 85260.

     Royal Precision designs, manufactures, and distributes golf club shafts and grips. During the past five years, Royal Precision has not been convicted in a criminal proceeding or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to such judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

     Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Royal Precision and the Issuer executed a letter of intent (the "Letter of Intent") on September 18, 2000, pursuant to which the parties were to negotiate a binding acquisition agreement pursuant to which the Issuer would become a wholly-owned subsidiary of Royal Precision (the "Proposed Acquisition").

     Pursuant to the Letter of Intent, Royal Precision acquired an option to purchase up to 500,000 shares of Common Stock of the Issuer at a price of $.50 per share (the "Option"). When granted, the Option could have been exercised in whole or in part one or more times during the three-year period beginning September 18, 2000.

     On November 28, 2000, Royal Precision announced that it had terminated the Letter of Intent and negotiations with the Issuer regarding the Proposed Acquisition. As a result, Royal Precision and the Issuer have terminated the Option and Royal Precision no longer holds any interest in the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. -- Termination letter by and between PH Group Inc. and Royal Precision, Inc.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 693318107                                            Page 4 of 4 Pages
-------------------                                            -----------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 2000                Royal Precision, Inc.


                                        By: /s/ Thomas A. Schneider
                                            ------------------------------------
                                            Thomas A. Schneider, President